Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955

For Immediate Release

Contact:	John Still (Investment Community) – 336/691-3382
Paul Mason (News Media) – 336/691-3313
JEFFERSON PILOT SETS DATE FOR SPECIAL SHAREHOLDER MEETING IN
CONNECTION WITH LINCOLN NATIONAL MERGER
Greensboro, NC — January 5, 2006 – Jefferson-Pilot Corporation (NYSE: JP), parent of the Jefferson Pilot Financial companies and one of the nation’s leading life insurance, annuity, employee benefits, and broadcast companies, announced today that the Company will hold a special meeting of shareholders on March 20, 2006 to vote on its proposed merger with Lincoln National Corporation (NYSE: LNC). The meeting will be held at 10:00 a.m. EST at Jefferson Pilot’s home office at 100 North Greene Street, Greensboro, North Carolina. Jefferson Pilot shareholders of record at the close of business on February 3, 2006 will be entitled to vote at the meeting. Materials relating to the special meeting are expected to be distributed to Jefferson Pilot shareholders in mid-February.
The definitive merger agreement with Lincoln National Corporation was announced on October 10, 2005. Subject to the required approvals of shareholders of both companies, regulatory approvals and customary closing conditions, the merger is expected to close at the end of the first quarter or at the beginning of the second quarter of 2006.
The deadline for Jefferson Pilot shareholders to elect to receive cash or stock consideration in the merger will be announced as soon as the election deadline is established.
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Jefferson-Pilot Corporation (“Jefferson Pilot”), a holding company, is one of the nation’s largest shareholder-owned life insurance companies. Jefferson Pilot’s life insurance and annuity companies, principally Jefferson-Pilot Life Insurance Company, Jefferson Pilot Financial Insurance Company, and Jefferson Pilot LifeAmerica Insurance Company, together known as Jefferson Pilot Financial, offer full lines of individual and group life insurance products as well as annuity and investment products. Jefferson-Pilot Communications Company owns and operates three network television stations and 18 radio stations, and produces and syndicates sports programming. Additional information on Jefferson Pilot can be found at www.jpfinancial.com.
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In connection with the proposed transaction, a registration statement on Form S-4 (Registration No. 333-130226), including a joint proxy statement/prospectus, and other materials have been filed with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of these materials (when available), as well as other filings containing information about Lincoln and Jefferson Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the definitive joint proxy statement/prospectus will be (when available), and Jefferson Pilot’s other SEC filings are, also available on Jefferson Pilot’s website (www.jpfinancial.com). Free copies of the definitive joint proxy statement/prospectus will be (when available), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com).
Lincoln, Jefferson Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced registration statement on Form S-4.

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